UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File No. 000-55859

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [X ] Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Other Events

a)	Former independent registered public accounting firm

i.
On September 27, 2018, ElectraMeccanica Vehicles Corp. (the “Company”) appointed KPMG LLP (“KPMG”) as its independent registered public accounting firm. KPMG replaced Dale Matheson Carr-Hilton Labonte LLP (“DMCL”) who had been the Company’s independent registered public accounting firm. were the Company’s statutory auditor till the Annual General meeting held on June 29, 2016. KPMG accepted the engagement.

ii.	Simultaneously with the engagement of KPMG, the Company terminated DMCL as its independent registered public accounting firm.

iii.
Each report of DMCL on the Company’s consolidated financial statements for the financial years ended December 31, 2017 and 2016 contained a statement of substantial doubt about the Company’s ability to continue as a going concern, but otherwise did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

iv.
During the financial years ended December 31, 2017 and 2016, and through September 7, 2018, there were no (a) disagreements with DMCL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to DMCL’s satisfaction, would have caused DMCL to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16 F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F for each fiscal year mentioned above.

v.
On October 2, 2018, the Company filed a “Notice of Change of Auditor” on the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure documents of public companies and mutual funds across Canada. A copy of such notice is filed herewith as Exhibit 99.1.

v.
The Company provided DMCL with a copy of “Notice of Change of Auditor” referenced above and requested from DMCL a letter addressed to the British Columbia Securities Commission indicating whether it agrees with such disclosure. A copy of DMCL’s letter is filed herewith as Exhibit 99.2.

b)	New independent registered public accounting firm

i.
The Company engaged KPMG as its new independent registered public accounting firm as of September 27, 2018. During the two most recent financial years ended December 31, 2017 and 2016 and through September 27, 2018, the Company has not consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of 20F and the related instructions to this item, or a reportable event as that term is described in Item 16F(a)(1)(v) of 20F.

ii.
The Company provided KPMG with a copy of “Notice of Change of Auditor” referenced above and requested from KPMG a letter addressed to the British Columbia Securities Commission indicating whether it agrees with such disclosure. A copy of KPMG’s letter is filed herewith as Exhibit 99.3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

/s/ Kulwant Sandher
Kulwant Sandher
Chief Financial Officer
Date: October 10, 2018